Exhibit V
Consent of Independent Auditors
The Board of Directors
Nordic Investment Bank
We consent to the incorporation by reference in the registration statement (No. 333-142934) on Schedule B of Nordic Investment Bank of our report dated March 6, 2009, with respect to the balance sheet of Nordic Investment Bank as of December 31, 2008 and the related income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes to the financial statements, which report appears in this December 31, 2008 Annual Report on Form 18-K.

/s/ Sixten Nyman	/s/ Per Gunslev

Sixten Nyman	Per Gunslev
Authorised Public Accountant	State Authorised Public Accountant

KPMG Oy Ab	KPMG, Statsautoriseret Revisionspartnerselskab

May 14, 2009